FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of October, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1   Director Shareholding dated 01 October 2003
Exhibit No. 2   Holding(s) in Company dated 13 October 2003
Exhibit No. 3   Director Shareholding dated 17 October 2003

Exhibit No. 1

October 1, 2003

Dear Sirs

HANSON PLC
DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

I have been notified by Mr W S H Laidlaw, a director of the Company that on September 30, 2003 he bought 20,000 Hanson ordinary shares at a price of £3.90 per share.

Mr Laidlaw now holds a beneficial interest in 20,000 Hanson ordinary shares.

Yours faithfully

Graham Dransfield
Executive Director
Hanson PLC

 END

Exhibit No. 2

HANSON PLC

October 13, 2003

Holding in Company

Hanson PLC has received notification that following sales totalling 2,008,035 shares on October 8, 2003 Morley Fund Management Limited (a subsidiary of Aviva PLC) and Aviva PLC no longer have notifiable interests in the share capital of Hanson PLC.

Yours faithfully

Paul Tunnacliffe
Company Secretary

END

Exhibit No. 3

October 17, 2003

Dear Sirs

HANSON PLC
DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

I have today been notified of the following change in the share interests of Mr C D Collins, chairman of the Company:-

On October 17, 2003 Newton Family Trusts, of which Mr Collins is a trustee, notified the Company that 6,875 Hanson ordinary shares of £2 each held by the trust were sold on October 17, 2003 at a price of 427p per share.

Mr Collins continues to hold an unchanged beneficial interest in 133,069 Hanson ordinary shares.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   October 31, 2003